SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form,
the Registrant is also thereby furnishing the information to the Commission pursuant
to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 10, 2015

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer

GAFISA DAY 2015

Gafisa
Grandes ideias para viver bem



GFSA3 NOVO MERCADO BOVESPA BRASIL

GFA LISTED NYSE

DECEMBER 10, 2015

Notice

Gafisa
Grandes ideias para viver bem

We make forward-looking statements that are subject to risks and uncertainties.

These statements are based on the beliefs and assumptions of our management, and on information currently available to us. Forward- looking statements include statements regarding our intent, belief or current expectations or that of our directors or executive officers.

Forward-looking statements also include information concerning our possible or assumed future results of operations, as well as statements preceded by, followed by, or that include the words "believes," "may," "will," "continues," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions because they relate to future events and therefore depend on circumstances that may or may not occur. Our future results and shareholder values may differ materially from those expressed in or suggested by these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict.

Agenda

Gafisa
Grandes ideias para viver bem

2:00 pm	**Gafisa's Strategy and Operations** – Sandro Gamba
2:30 pm	**Gafisa's Financial Performance** – André Bergstein
3:00 pm	**Tenda's Strategy and Operations** – Rodrigo Osmo
3:30 pm	**Tenda's Financial Performance** – Felipe Cohen
4:00 pm	**Consolidated Overview** – André Bergstein
4:10 pm	**Q&A**

Gafisa
Grandes ideias para viver bem

Gafisa's Strategy and Operations

Sandro Gamba



GFSA3 NOVO MERCADO BOVESPA BRASIL

GFA LISTED NYSE

Gafisa Segment

Gafisa
Grandes ideias para viver bem

Market

LAUNCHED PSV EVOLUTION (R$ '000)

Market



35,627
34,558
7,470
8,024
28,157
26,534
21,494
6,020
15,474
11,197
9,691
- 48%
2013
2014
9M14
9M15
RMSP
RMRJ

Gafisa



3%
3%
5%
6%
1,085
1.023
1.023
31
253
253
1,054
770
770
616
112
504
2013
2014
9M14
9M15

Greater Market Concentration



338
349
340
216
126
Number of developers
72,280
74,510
69,026
40,438
27,436
15,857
14,388
13,477
9,797
56,423
60,122
55,549
30,641
23,324
2012
2013
2014
9M14
9M15
Units Launched RMSP
Units Launched RMRJ

Gafisa

Average 2013 – 2014

R$1.0 bi launched

3.0% *market share*

9M15

$616 MM launched

5.6% *market share*

Gafisa Segment

2015 Launches



Go Maraville



Vision Paulista



Bosque Marajoara



Mood Lapa



Alphamall

Gafisa Segment

Gafisa
Grandes ideias para viver bem

2015 Launches


Smart Santa Cecília


Scena Alto da Lapa


Smart Vila Madalena


067 Hermann Júnior

Vision Capote Valente


Barra Vista


Gafisa Segment

Gafisa
Grandes ideias para viver bem

Landbank Profile

R$000 –Sep/2015


RMSP
RMRJ
1,203,000
TOTAL
R$ 5.7 billion
4,492,656

- **100% of landbank** in **SP + RJ**
- Target of 2-3 years of launches
- **60% of landbank** comprised of land with potential PSV of less than R$130 million – **greater flexibility**
- Current landbank **60%** acquired through **swaps**

Gafisa Segment

Gafisa
Grandes ideias para viver bem

Sales Performance

- Improved sales performance of remaining units compared to 3Q14 and 9M14 x 9M15
- Lauches VSO of 25% in 9M15, in line with launches VSO of the same period in 2014 (28%)

NET SALES – 3Q15 x 3Q14 (R$ MM)



131
71
175%
64
176
195
248
Sale of Launches
Sale of Remaining
Total Sales
3Q14
3Q15

R$288MM launches in 3Q15 vs. R$419mm in 3Q14

NET SALES – 9M15 x 9M14 (R$ MM)



285
153
48%
349
517
634
670
Sale of Launches
Sale of Remaining
Total Sales
9M14
9M15

R$616MM launches in 9M15 vs. R$1,023MM in 9M14

Gafisa Segment

Gafisa
Grandes ideias para viver bem

Sales Performance



SoS
Net Sales
PSV - R$ MM
31%
26%
20%
25%
961
811
634
670
533
469
349
517
428
342
285
153
2013
2014
9M14
9M15
Launches Sales
Remaining Sales

Positive SoS of Gafisa Segment despite current market uncertainties.

Gafisa Segment

Gafisa
Grandes ideias para viver bem

Inventory Evolution

INVENTORY DURATION (SALE MONTHS AND R$ 000)



34
26
28
2.100
2.295
2010
2013
2014
9M15
Inventory (PSV – R$ 000)
Months

*Considering average sales in the last 12 months.

	2013	2014	9M15
Final Inventory	2,100	2,295	2,010
Net Sales	961	811	670
Months	26	34	28
Selling Expenses	(146)	(103)	(60)
% Selling Expenses / Net Sales	15.2%	12.7%	9.0%

Decrease of approximately **R$500MM**, or **19.5%** of inventory in the last twelve months.

Gafisa Segment

Gafisa
Grandes ideias para viver bem

Inventory Evolution

Decrease of 64.5% in inventory in other markets since end of 2013

INVENTORY AT MARKET VALUE (R$ 000)



96,648
561,011
TOTAL
2,010,186
1,352,527
São Paulo
Rio de Janeiro
Other Markets

INVENTORY PROFILE (R$ 000)



2.295
570
1,725
2.010
524
1,486
4Q14
3Q15
Residential
Commercial

26% of inventory in commercial projects

* Preços ajustados no BP2016

Gafisa Segment

Gafisa
Grandes ideias para viver bem

Inventory Evolution

INVENTORY BY DELIVERY DATE 4Q14 (R$MM)

Total: R$ 2.3bn



%
12% 281
25% 564
44% 1,022
19% 428

Total: R$ 1.5bn CURRENT



%
7% 110
30% 459
43% 654
20% 310
Completed
Delivery 1 year
Delivery 2 years
Delivery + 2 years

INVENTORY BY DELIVERY DATE 3Q15 (R$MM)

Total: R$ 2.0bn



%
19% 374
27% 549
30% 595
24% 492

53% of completed inventory restricted to a single commercial project

54% of total inventory with scheduled delivery dates as from 2018

Gafisa Segment

Gafisa Vendas

- Significant share of sales by Gafisa Vendas (63%)
- R$637MM sales in 9M15 represent 105% of sales in full year 2014.

GAFISA VENDAS SHARE (%)



746
753
846
670
604
637
44%
34%
46%
50%
58%
63%
2010
2011
2012
2013
2014
9M15
Share
PSV

Gafisa Segment

Gafisa
Grandes ideias para viver bem

Construction: Evolution and Performance

CONSTRUCTION – TERMS AND QUANTITY



91
58
50
42
24
40%
60%
18%
82%
20%
80%
7%
93%
100%
Dez/11
Dez/12
Dez/13
Dez/14
Dez/15
Out of grace period
Within contractual deadline
Sites

- We will finish 2015 with 24 construction sites
- Currently, all projects are under contractual deadlines

Gafisa Segment

Gafisa
Grandes ideias para viver bem

Construction: Evolution and Performance

INCC/M² (BASE 100)


100
98
99
97
2012
2013
2014
2015

MAINTENANCE/M² (BASE 100)


100
136
100
83
2012
2013
2014
2015

CONSTRUIR

CONSTRUIR PROJECT

- Project started in Jan/12 and was completed in Dec/13
- Started with six pilot projects in the 1st year and in the remaining in the 2nd year
- Currently all projects fully under the scope of the Construir Project process

REDUCTION IN CONSTRUCTION COSTS

Gafisa Segment

Transfer Speeds

TRANSFER VOLUMES (R$MM)


624
521
9M14
9M15

UNITS DELIVERED (R$MM)


2,394
451
1,943
3,345
1,945
1,400
Commercial
Residential
9M14
9M15

Transfers	30 days	60 days	90 days	120 days	150 days	180 days
2012	22%	44%	61%	73%	82%	100%
2013	10%	30%	60%	80%	100%	100%
2014	22%	46%	66%	87%	100%	100%
9M15	30%	54%	77%	91%	100%	100%

Gafisa Segment

Gafisa
Grandes ideias para viver bem

CSG: Gafisa Service Center



Banking Controls
Service Center
Billing Center
Legal CSG
Accounts Receivable
Contribuir | Servir | Garantir
CSG
Centro de Serviços Gafisa
Construction Site Management
Facilities
Customer Service
Personnel Management
Credit and Property Registration
Service Management
Condominium and Property Tax
Accounts Payable

- Approximately 205.7 thousand transactions per month
- 61.0% decrease in cost per transaction since 2014

Better control and more efficient management as new processes and activities are incorporated by CSG

Gafisa Segment

VG&A Structure


SG&A (%)
28.6%
27.1%
20.9%
137
138
125
95
107
79
2013
2014
2015 annualized
G&A
Selling
VG&A / Net Sales

- Volume of expenses down by nearly 33% in the last 3 years
- **Headcount 22% lower** since 2013
- **Balance**: Expenses x Launches


SELLING EXPENSES/ NET SALES
9M15 (%)
33.5
17.2
14.2
14.2
9.0
PEER 1
PEER 2
PEER 3
PEER 4
GAFISA


G&A/LAUNCHES
9M15 (%)
38.8
37.6
35.1
18.4
13.0
PEER 1
PEER 2
PEER 3
PEER 4
GAFISA

Gafisa Segment

Gafisa
Grandes ideias para viver bem

Focus on Profitability

Concept and Development
- Balanced landbank
- Suitable project
- Launching strategy

Operating Cycle
- Management and control
- Balance between cost and expense structures
- Cycle and operational risk reduction

Financial Cycle
- Decreased leverage
- New debt profile
- Reduced cash flow cycle and capital employed

GROSS MARGIN AND ADJUSTED EBITDA MARGIN (%)



29.4
39.2
35.4
37.1
12%
19%
19%
16%
2012
2013
2014
9M15

Gafisa

Grandes ideias para viver bem

Gafisa's Financial Performance

André Bergstein



GFSA3 NOVO MERCADO BOVESPA BRASIL

GFA LISTED NYSE

Gafisa Segment

Gafisa
Grandes ideias para viver bem

Profitability


Market Strategy
Operational Efficiency
Balanced Structure
Financial Result
Generating Shareholder Value


SP+Rio Strategic Consolidation
Higher and Consistent Gross Margin
Adequate Costs and Expenses Structure
Operating Cycle Efficiency
Launches Volume
Higher Asset Turnover

Gafisa Segment

Contingency Analysis

- Agreements policy
- Renegotiation of attorney's fees
- Legal committees


CLAIMS PER UNITS DELIVERED (%)
Approximately 80% dos legal claims are received in up to 2 years after delivery
8.8%
7.6%
15.9%
20.3%
31.0%
35.9%
14.9%
18.9%
8.9%
2007
2008
2009
2010
2011
2012
2013
2014
2015

Colateral effects of older projects getting **more and more distant**


EXPENSES WITH LEGAL CLAIMS (R$ MM)
53
61
65
43
69
2012
2013
2014
9M14
9M15

Gafisa Segment

Focus on Profitability



GROSS MARGIN
(%)
20
29
39
35
37
16
17
14
12
14
4
3
4
5
7
Adjusted gross margin
Others / Net Revenues
SG&A / Net Revenues
2011
2012
2013
2014
9M15



EBITDA MARGIN
(%)
Adjusted EBITDA margin ex-contingencies
Adjusted EBITDA (R$ MM)
Adjusted EBITDA Margin (%)
4%
13%
19%
20%
20%
33
206
309
297
178
2
12
19
19
16
2011
2012
2013*
2014
9M15

* Contingencies normalized between 3-4% of net revenues

EBITDA margin reflects initiatives implemented in recent years

- Strategic consolidation
- Adequate gross margin
- Balanced cost and expense structure
- Contingency expenses still impact EBITDA margin

Gafisa Segment

Gafisa
Grandes ideias para viver bem

Cash Management

Better efficiency in transfers **+** Better management in development **+** Longer deadlines in landbank acquisitions **+** Faster building times **=** **Capital Discipline in Cash Management**

OPERATING CASH FLOW (R$)



158
75
110
2013
2014
9M15

LIQUIDITY (R$ MM)	
Total Receivables	2,044
Inventory at Market Value	2,010
Total	4,054
Costs to incur	(635)

Gafisa
Grandes ideias para viver bem

Cancellations Evolution

Reduction in Cancellations

- High confidence levels in the economy
- Properties' value appreciation
- Average income growth
- Generation of formal jobs
- Low unemployment rates
- Availabilty of "low cost" financial sources
- Quality in credit origination

Increase in Cancellations

- Historical lower confidence levels
- Stable prices or real losses
- Drop in the average income in 2015
- Jobs vacancies reduction
- Increase in unemployment rate
- Increase in market interest rates
- More rigorous analysis by financial agents

Gafisa Segment

Gafisa
Grandes ideias para viver bem

Cancellations Evolution



CANCELLATIONS (R$ MM)
80
120
151
85
125
25
100
116
40
76
147
75
72
Reverted
Net Cancellations
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15

Reversion cell

GAFISA PORTFOLIO

- Effort directed toward **cancellation prevention**
- **Maintenance of client** portfolio
- **Reduced cash** disbursements
- **Less risk perception** to the client

Gafisa

Grandes ideias para viver bem

Tenda's Strategy and Operations

Rodrigo Osmo



GFSA3 NOVO MERCADO BOVESPA BRASIL

GFA LISTED NYSE

Tenda Segment

Gafisa
Grandes ideias para viver bem

New Model

- Aluminum Mold
- In Store Sales
- Contracted Launches
- Transfer of Sales



- **New Model** based on **4 pillars**
- Focused on the **6 main metropolitan regions** of Brazil: São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Salvador and Recife

Tenda Segment

Legacy Run-Off

PROJECTS TO BE CONCLUDED
(Quantity)



105
59
26
5
0
4Q11
4Q12
4Q13
4Q14
3Q15

RECEIVABLES PORTFOLIO + INVENTORY
(R$ MM)



3,745
2,088
1,175
681
356
4Q11
4Q12
4Q13
4Q14
3Q15

UNITS TO BE RESOLVED (Thousands)
(UHs, inventory + customers before the transfer)



29.5
15.1
6.2
3.0
2.3
4Q11
4Q12
4Q13
4Q14
3Q15

Last Legacy units delivered and **90%** of Capital Employed in Legacy **solved**

Tenda Segment

Tenda Market

Favorable market environment with strong and resilient demand...

- ✓ 600K new families formed per year with average income of R$2,0-4,0K between 2007 and 2030 (Source: EY)
- ✓ Rent is a bad alternative for this segment, especially during economic instability periods:
  - ✓ São Paulo: 37% of Tier 2 target families that pay rent commit over 20% of family income.
  - ✓ MCMV units have better quality and location than rental units
  - ✓ Annual rent adjustments based on IGP-M (~10%) vs. TR (~2%) for MCMV financings.

... Combined with less competition.



MCMV Launches
(Publicly Traded Companies – R$ billion)
-64%
10.5
3.8
2010
9M15
Range 2 and 3

Tenda Segment

Gafisa
Grandes ideias para viver bem

Minha Casa, Minha Vida 3 - Outlook

Region	Subsidy impact (R$/Unit)	Interest impact (R$/Unit)	Price impact (R$/Unit)
BA	(243)	(1,560)	(1,803)
MG	933	(564)	368
PE	(326)	(1,252)	(1,578)
RJ	(435)	(2,329)	(2,763)
RS	2,569	(1,475)	1,094
SP	182	(3,583)	(3,400)
TOP TENDA	(723)	(108)	(831)
BR	**53**	**(2,278)**	**(2,226)**

Uncertainties in the Program's 3rd Phase

RANGE 1.5

- Typology
- Sales Model (List)
- RET Rate
- Subsidy Curve

RANGE 2

- Subsidy Curve
- Beginning of 3rd Phase

Impact of MCMV3 still unclear:

- Clients lose financing capability in Range 2.
- Many undefined factors in Range 1.5 make it hard to evaluate its attractiveness

Tenda Segment

Credit

MCMV financial institutions further restricting credit, which demands additional investments in marketing to increase customer flows to stores and counterbalance fewer sales conversions.


CEF CONDITIONING
(%)
1
24
2014 (Quarterly Average)
2015 (Quarterly Average)


SALES CONVERSIONS / VISITS
(%)
13
12
2014 (Quarterly Average)
2015 (Quarterly Average)


EVOLUTION IN MARKETING EXPENDITURES (R$000)
2,041
3,368
2014 (Quarterly Average)
2015 (Quarterly Average)

Tenda Segment

Landbank & Sales

Landbank better balanced, but still needs investment to allow **more flexibility for growth**



LANDBANK STRUCTURE
(R$MM)
479
479
604
846
1,312
1,414
2,766
3,175
1Q13
3Q13
3Q14
3Q15
Launches ≤ 2017
Launches ≥ 2017

Strong and high quality SoS (transferred sales)



SOS AND NET SALES
(R$MM)
44%
32%
52%
490
396
905
2013
2014
SEP/15 LTM
Net Sales
SoS



SALES OVER SUPPLY (%)
24
24
25
25
30
30
35
39
39
42
46
52
PEER 1
PEER 2
PEER 3
PEER 4
PEER 5
PEER 6
PEER 7
PEER 8
PEER 9
PEER 10
PEER 11
TENDA

Tenda Segment

Gafisa
Grandes ideias para viver bem

New Model completed units

DELIVERY TIME
(Months)



Contractual term: 24 months
15
14
1
18
15
3
13
9
4
14
8
6
12
12
14
10
4
8
7
1
22
18
4
9
9
14
1
1
10
Novo Horizonte
Vila Cantuária
Itaim Paulista
Vila Nova Jaragua
Viva Mais Campo Grande
Chácara Campo Limpo
Parque das Flores
Verde Vida
Monte Alegre
Parque Rio Maravilha
Parque Santo André
Project construction time
Project launch and startup time

- Construction work with average duration of 11 months
- Average time between launch and delivery of **14 months** – 10 months before the contractual term

Tenda Segment

Segmento Tenda Gafisa
Grandes ideias para viver bem

Physical evolution of the Construction work in the New Model


January/15


February/15


March/15


April/15


May/15


June/15


July/15


August/15


September/15


October/15


November/15


December/15

Gafisa
Grandes ideias para viver bem

Tenda's Financial Performance

Felipe Cohen



GFSA3 NOVO MERCADO BOVESPA BRASIL

GFA LISTED NYSE

Tenda Segment

SG&A

End of Legacy projects and own store sales allow for excellency in selling expenses.

SALES EXPENSES / GROSS SALES (%)



7.7
7.2
5.8
5.0
2012
2013
2014
9M15

SALES EXPENSES / NET SALES IN 9M15 (%)



6.1
8.0
8.9
10.1
11.9
12.4
14.1
14.2
15.6
17.2
25.4
33.6
TENDA
PEER 2
PEER 5
PEER 6
PEER 10
PEER 9
PEER 11
PEER 7
PEER 4
PEER 8
PEER 1
PEER 3

Tenda Segment

SG&A

Low income is a segment with important gains in scale.
G&A expense level is currently average, with promising future perspectives.

ADMINISTRATIVE EXPENSES + BONUS (R$000)


18,258
95,070
23,765
73,538
16,000
71,073
11,265
73,067
2012
2013
2014
2015 Annualized
G&A
Bonus

G&A / NET REVENUES IN 9M15 (%)


5.7
6.7
6.7
7.3
8.1
8.7
9.4
9.9
11.7
11.7
12.4
12.5
12.5
PEER 10
PEER 3
PEER 9
PEER 5
TENDA LCH
PEER 7
PEER 8
TENDA
PEER 2
PEER 1
PEER 4
PEER 11
PEER 6

* G&A divided by total PSV launched in 9M2015

Tenda Segment

Contingencies

Contingencies are still in high levels. End of Legacy and cleanup of legal claims deposits **signal future convergence to 1,5%-2% of net revenues**

NEW MODEL VS. LEGACY DELIVERIES (UNITS)


16,889
6,821
5,876
1,820
2,383
1,848
2012
2013
2014
2015
New Model
Legacy

CUSTOMER CLAIMS / # UNITS DELIVERED (%)


32
58
1.4
35
4.8
251
2012
2013
2014
2015
New Model
Legacy

OTHER EXPENSES EVOLUTION (R$ 000)


6,895
40,548
6,687
18,133
11,041
51,195
17,744
25,200
2.012
2.013
2.014
2015 Annualized
Legal Claims Expenses
Others

Tenda Segment

New Model Share

Gain in scale of the New Model generating good operating results.

SHARE OF NEW MODEL IN TENDA'S NET REVENUES (%)



50%
45%
61%
63%
72%
73%
84%
1Q14
2Q14
3Q14
4Q14
1Q145
2Q15
3Q15

TENDA NET REVENUES EVOLUTION (R$ MM)



106
177
129
158
179
243
222
1Q14
2Q14
3Q14
4Q14
1Q145
2Q15
3Q15

- The share of the New Model in Tenda's net revenues is constantly expanding – gain of 34% percentage points since the first quarter of 2014
- Strong growth in net revenues with the maintenance of profitability (adjusted gross margin), allowing for expenses dilution

ADJUSTED GROSS MARGIN (%)



15%
30%
30%
29%
30%
30%
32%
1Q14
2Q14
3Q14
4Q14
1Q145
2Q15
3Q15

Tenda Segment

Gafisa
Grandes ideias para viver bem

Profitability

Gain in scale with New Model launches and decrease in Legacy have enabled a better profitability.



ADJUSTED EBITDA MARGIN (%)
-24%
-1%
-8%
-19%
12%
6%
11%
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15



NET PROFIT TENDA (R$ MM)
-37
-18
-25
-29
11
20
12
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15

Gafisa
Grandes ideias para viver bem

Cash Burn and Operating Cash Flow

2015 cash burn impacted by the need to rebuild the landbank.
We expect to generate cash in 2016.


CASH BURN
(R$ MM)
604.2
323.9
127.8
(75.3)
2012
2013
2014
2015 YTD


OPERATING CASH FLOW
(R$ MILLION)
345.0
519.0
212.0
3.5
2012
2013
2014
2015 YTD

Wrap Up

Gafisa
Grandes ideias para viver bem

Final Considerations

CONFIDENCE IN THE NEW MODEL

- Satisfactory operational results
- New Model Thesis proving right in a scenario of higher scale
- End of Legacy construction allows for full focus on New Model

CHALLENGES FOR 2016

- Significant increase in the number of construction sites
- Expansion of the operation to maximize ROCE through scale gains
- More competitive scenario in Range 2 is expected

MACROECONOMIC CONTEXT

- Adverse political-economic environment
- Uncertainties as to the impacts of MCMV3 and opportunities in Range 1.5

Gafisa

Grandes ideias para viver bem

Consolidated Financial Strategy

André Bergstein



GFSA3 NOVO MERCADO BOVESPA BRASIL

GFA LISTED NYSE

Consolidated Performance

Gafisa
Grandes ideias para viver bem

Capital Structure

LEVERAGE (NET DEBT / EQUITY)



127%
117%
112%
81%
52%
51%
26%
21%
21%
15%
-8%
Net Debt / Equity
5,955
1,637
1,932
1,512
1,302
1,572
235
1,452
369
775
-223
Net Debt
PEER 1
PEER 2
PEER 3
PEER 4
PEER 5
GAFISA
PEER 6
PEER 7
PEER 8
PEER 9
PEER 10
506
237
276
339
599
922
327
2.524
504
1,514
387
Cash and equivalents

Industry average level: **56%**

GROSS DEBT EVOLUTION (%)



Cash
Net Debt
4,229
984
3,245
3,964
1,568
2,396
3,183
2,024
1,159
2,597
1,157
1,440
2,494
922
1,572
2011
2012
2013
2014
3Q15

Confortable leverage level (Net Debt / Equity) at **51% in 3Q15.**

Consolidated Performance

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Grandes ideias para viver bem

Capital Structure

New debt profile is more adequate to the company's operating cycle

- Net Debt Ex-Project Financing / Equity reached **-13.2% in 3Q15**
- Reduced risk perception leading to higher credit availability
- Alignment of debt amortization schedule, according to the evolution of the projects

COST OF DEBT (%)


Debentures FGTS
809
TR + 9,00% - 9,8247%
Debentures Working Capital
360
CDI + 1,90% - 1,95% / IPCA + 7,96% - 8,22%
Project Financing/Housing Finance System
1,143
TR + 8,30% - 11,00% / 117,0% CDI / 12,87%
Working Capital
145
CDI + 2,20% / 117,9% CDI
Obligations to investors
7
CDI + 0,59%
Total
2,494
Average Cost – 13,34% (94,42% CDI)

DEBT PROFILE (%)


54.7
45.3
64.4
35.6
77.8
22.2
79.5
20.5
2012
2013
2014
3Q15
Project Finance
Corporate Debt

Consolidated Performance

Gafisa
Grandes ideias para viver bem

Reduced operational complexity and streamlined management

OPERATIONAL PERFORMANCE

Construction Sites (Units)


117
76
61
55
47
2012
2013
2014
9M14
9M15

Launches (PSV R$MM)


1,609
1,424
1,636
1,459
1,402
2012
2013
2014
9M14
9M15

FINANCIAL PERFORMANCE

SG&A Expenses (R$ MM)


484
252
232
450
234
216
360
212
148
270
159
111
251
144
107
2012
2013
2014
9M14
9M15
G&A Expenses
Selling Expenses

Gross profit (R$MM) and adjusted gross margin (%)


Gross Margin
25
36
31
36
511
652
560
405
2012
2013
2014
9M15
Adjusted gross profit
Adjusted gross margin

Wrap Up

Gafisa
Grandes ideias para viver bem

Gafisa NAV



Receivables[1]
2,815
Inventory[2]
2,831
Cash
922
Landbank at cost
1,502
Taxes
163
Landbank Obligations
274
Contingencies[3]
258
Costs to be incurred[4]
1,213
Gross Debt
2,494
Net Asset Value
3,668
Alphaville Fair Value (30%)
465
960
Market Cap

At the current price (R$2.54), the market prices a negative NPV of R$2.7 billion to Gafisa's and Tenda's new projects, excluding Alphaville's 30% stake.

[1]Receivables from clients, on and off balance;
[2]Inventory at market value;
[3]Legal claims assigned as probable;
[4]Costs to be incurred from units sold and inventory.

Gafisa
Grandes ideias para viver bem

Thank you

www.gafisa.com.br/ri
ri@gafisa.com.br